Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011		2010	2009	2008
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$39,905	$82,864	$75,217		$73,423	$73,104	$72,427
Amortization of debt premium, discount and expenses	941	1,818	1,325		1,274	1,336	4,345
Interest from discontinued operations (including capitalized interest)	—	—	—		—	1,027	13,758
Estimated interest factor of lease rental charges	1,880	3,743	4,139		4,103	4,517	4,553
Total Fixed Charges	$42,726	$88,425	$80,681		$78,800	$79,984	$95,083

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$66,002	$156,314	$105,965		$107,288	$45,627	$(69,324)
Fixed charges as above	42,726	88,425	80,681		78,800	79,984	95,083
Non-controlling interest in earnings of Valencia	(6,777)	(14,050)	(14,047)		(13,563)	(11,890)	(7,179)
Interest capitalized	(1,896)	(4,314)	(1,761)		(2,811)	(6,067)	(7,363)

Earnings Available for Fixed Charges	$100,055	$226,375	$170,838		$169,714	$107,654	$11,217

Ratio of Earnings to Fixed Charges	2.34	2.56	2.12	[1]	2.15	1.35	0.12	[2]

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss $17.5 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.33.

[2] The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.9 million for the year December 31, 2008.